Exhibit 99.4

NICE Introduces E-Request, an Automated Solution for Sharing 911 Evidence
to Improve Efficiency and Meet Evidence Disclosure Deadlines

Building on the Evidencentral platform, E-Request digitally transforms how 911 centers receive and process audio evidence requests and share incident information with district attorneys, police investigators and other key stakeholders

Hoboken, N.J., August 16, 2021 – As laws enforce tighter deadlines for reproducing and sharing 911 audio recordings and other evidence, public safety and criminal justice agencies are struggling to keep up. To address this challenge and speed processes, NICE (Nasdaq: NICE) today announced the introduction of E-Request, a new cloud-based solution in the Evidencentral platform that supports timely disclosure of 911 audio evidence. E-Request digitally transforms how emergency communications centers (ECCs) receive and process 911 audio evidence requests and share incident information with district attorneys, police investigators and other key stakeholders.

Certain evidence disclosure laws require prosecutor’s offices to produce and share discoverable evidence with defense attorneys within mandated timeframes. Many states have, or are pursuing, similar requirements for faster disclosure of evidentiary materials. These consolidated turnaround times are also exerting pressure on upstream 911 centers to respond to evidence requests faster. Today’s manual evidence management processes make it difficult to manage these stricter disclosure requirements.

Fulfilling 911 audio requests consumes critical 911 staff resources and involves many time-wasting manual processes – such as emailing, filling out forms, piecing together data from different systems, sending audio out to be redacted or transcribed, copying evidence onto DVDs or USB drives, along with physical tracking and delivery. These processes contribute to long turnaround times for 911 centers, cost over-runs, and duplicate work. Prosecutors struggle with many of these same problems, as well as the added consequence of potential case dismissals.

Chris Wooten, Executive Vice President, NICE, stated, “Handling 911 evidence requests is a time-consuming, but essential, function of every 911 center. E-Request automates the end-to-end request and delivery workflow between 911 centers and key stakeholders to accelerate request fulfillment, improve transparency, ensure timely disclosure, and streamline case preparation and discovery. Currently, one of the world’s pre-eminent 911 centers, which handles tens of thousands of requests annually, is successfully leveraging E-Request’s automation and workflow engine to fulfill 911 evidence requests faster, more uniformly and efficiently, via an auditable, secure, end-to-end digital process.”

How E-Request Works
Prosecutors and other requestors submit their requests via E-Request. Upon receiving the request, ECC personnel simply enter a Computer Aided Dispatch (CAD)  incident number, and all associated audio and CAD incident data are automatically correlated and assembled together, ready to share with the requestor. Prosecutors are automatically notified when evidence is ready for downloading via E-Request’s secure browser-based portal. E-Request also delivers new-found efficiencies to police detectives by enabling trusted users to directly access 911 audio as they work on investigations. Additionally, with the E-Request mobile app, officers are able to access and listen to 911 calls when they are dispatched to an incident.

NICE E-Request, the latest addition to NICE’s cloud-based Evidencentral platform which digitally transforms the end-to-end criminal justice process, includes the following benefits:

•
911 Emergency Communication Centers: E-Request eliminates backlogs, improves productivity and service levels, and frees up ECC time and resources. All work, including redaction and audio transcription, can be done in one system. E-Request also eliminates duplicate work requests, downloading and copying to discs, handling of physical media, and the need to attach and send files via email. Additionally, it ensures transparency and accountability, with complete chain of custody tracking, and audit trails that show when evidence requests were received, completed, sent, received and opened. Dashboards provide insights into request volumes, backlogs and bottlenecks.

•
Prosecutors and Other Stakeholders: E-Request helps prosecutors comply with more stringent discovery timelines by standardizing and streamlining the process by which audio reproductions are requested, received and shared. It also eliminates physical media which can bog down the evidence intake process. Additionally, prosecutors are always updated on request status. Defense attorneys, media and citizens can request and receive audio reproductions through a similar streamlined, digital process.

•
Law Enforcement: E-Request delivers efficiencies by enabling trusted users, such as police detectives, to directly access 911 audio as they work on investigations. Additionally, officers can use the E-Request mobile app to access and listen to 911 calls to support incident response.

To learn more about E-Request:

•	Visit NICE Booth #701 at the APCO International Annual Conference & Expo, August 15-18.
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments, to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.